InBev

RECEIVED
2004 OCT 18 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

04045545

Leuven, 8 October 2004

Dear Madam,

InBev SA

Subject: ~~Interbrew~~ S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

Benoît Loore
Legal Director
Company & Securities Law

dlw 10/19

Enclosure: press release

Press release

InBev

InBev nominates Mark Winkelman as new independent director

Brussels, October 8, 2004

InBev's Board of Directors acknowledges the honorable resignation of Bernard Hanon, who is giving up his duties as Director. His resignation is effective as from October 7, 2004. The Board has decided to replace him by Mark Winkelman, who will fill the vacancy left by Mr. Hanon. The confirmation of Mr. Winkelman as Director, as well as his qualification as an independent Director, within the context of article 524 of the Belgian Code of Companies, will be placed to the vote of the shareholders at the next shareholders' meeting.

Mr. Winkelman, born in 1946, is a citizen of the Netherlands. He served as a Management Committee member of Goldman Sachs & Co. from 1988 to 1994, where he is now a Senior Director. He holds a degree in Economics from the Erasmus University in Rotterdam, and an M.B.A. from the Wharton School at the University of Pennsylvania, where he is a Trustee. Before joining Goldman Sachs in 1978, he served at the World Bank for four years as a Senior Investment Officer.

Pierre Jean Everaert, Chairman of the Board thanking Bernard on behalf of the Directors, said: *"Bernard was a decisive part of every acquisition of Interbrew in the past fourteen years. He fully endorsed the strategies which lead us to building the current InBev Corporation, the world's largest brewer by volume. The Board and the executives of InBev wish him a well deserved retirement".*

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@inbev.com